Incorporated in the Cayman Islands

China Lodging Group, Limited

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share Ordinary	Par Value US$0.0001
Date of Record	Certificate Number	% Paid 100.00

SPECIMEN

The above shares are subject to the Memorandum and Articles of Association of the Company and transferrable in accordance therewith and the provisions appearing on the reverse hereof.
Given under the Common Seal of the Company

Director

Director/Secretary